April 23, 2019

Via EDGAR

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA
Re:	Aptose Biosciences Inc. Registration Statement on Form S-3 Filed March 12, 2019, as amended File No. 333-230218

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), Aptose Biosciences Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) to April 25, 2019 at 4:00 p.m. (Eastern) or as soon thereafter as is practicable.

The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.

APTOSE BIOSCIENCES INC.

By		/s/ Gregory K. Chow
	Name:	Gregory K. Chow
	Title:	Senior Vice President & Chief Financial Officer